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MAR 01 2010
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SECURITIES AN
Washington, D.C. 20549

10028999

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SEC FILE NUMBER
8-43429

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REICH & TANG DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 FIFTH AVENUE
(No. and Street)

NEW YORK	**NEW YORK**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

RICHARD DeSANCTIS	**(212) 830-5200**
	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **RICHARD DeSANCTIS** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of **REICH & TANG DISTRIBUTORS, INC.**, as of **DECEMBER 31, 2009**, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

CATHERINE L. WORNOM
NOTARY PUBLIC, State of New York
No. 01WO5048858
Qualified in Kings County
Commission Expires September 5, ~~19~~ 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reich & Tang Distributors, Inc.
Index
December 31, 2009

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3–6

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Reich & Tang Distributors, Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reich & Tang Distributors, Inc at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statement, the Company has extensive transactions with Reich & Tang Asset Management, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP
February 24, 2010

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 4,977,358
Receivables	
Distribution fees	183,819
Due from affiliate (Note 3)	1,759,426
Other assets	18,606
Total assets	$ 6,939,209
Liabilities and Stockholder's Equity	
Distribution assistance payable (Note 3)	$ 1,484,283
Accrued expenses	33,382
Other liabilities	4,813
Total liabilities	1,522,478
Stockholder's equity	
Common stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1
Additional paid-in capital	3,858,895
Retained earnings	1,557,835
Total stockholder's equity	5,416,731
Total liabilities and stockholder's equity	$ 6,939,209

1. Nature of Business and Significant Accounting Policies

Nature of Business

Reich & Tang Distributors, Inc. ("RTD" or the "Company") is wholly-owned by Reich & Tang Asset Management, LLC ("RTAM"). RTAM is wholly-owned by Natixis Global Asset Management, LP which in turn is wholly owned by Natixis Global Asset Management Corporation ("NGAM US Corp"). NGAM US Corp is wholly-owned by Natixis Global Asset Management Participations I, a French intermediate holding company which is owned by Natixis Global Asset Management ("NGAM").

Effective November 17, 2006, Caisse Nationale des Caisses d'Epargne ("CNCE"), the principal shareholder of NGAM, completed a transaction with Banque Fédérale des Banques Populaires ("BFBP"), which combined their investment banking, financial services, and asset management businesses (including NGAM) to create Natixis, one of the largest financial services organizations in France. Effective August 3, 2009, BFBP and CNCE combined certain of their businesses, including their interests in NGAM, to form BPCE, which now owns 72% of Natixis. The remaining 28% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris.

The Company is a regulated broker-dealer. RTD is focused on providing distribution services to investment funds sponsored by RTAM. As such, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. RTAM specializes in the management of money market portfolios for US mutual funds and other pooled investment vehicles that are sold primarily through participating organizations. In addition, RTAM provides discretionary management of short-term fixed income portfolios for institutions.

The Company prepares its financial statement in accordance with accounting principles generally accepted in the United States of America ("GAAP"). A summary of the Company's significant accounting policies follows:

Cash Equivalents

Cash equivalents include investments in registered money market mutual funds managed by RTAM which are valued based on the net asset value of the fund and can be redeemed daily.

Revenue Recognition

Distribution fees are recognized as services are rendered. Distribution fees are computed as a percentage of mutual fund assets under management and are reflected net of distribution fees waived. The Company may waive distribution fees receivable from money market funds for competitive reasons such as to maintain positive or zero net yields for such money market funds or to meet contractual requirements.

Distribution Assistance

The Company has entered into distribution agreements with various participating organizations. The amounts payable by the Company pursuant to such agreements may be reduced as a result of the Company's decision to waive its distribution fee revenues.

Income Taxes

The Company is included in the consolidated federal income tax return filed by NGAM US Corp. The Company has an agreement with NGAM US Corp, whereby RTD will not pay any income tax provision to NGAM US Corp and will not receive any income tax benefit from NGAM US Corp. Accordingly, any tax provision/benefit is deemed a contribution/distribution and is recorded as additional paid-in capital in the stockholder's equity account to adjust for this agreement between RTD and NGAM US Corp.

Consistent with the provisions of GAAP, management evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a component of income tax expense in the current period with a corresponding adjustment to a liability for uncertain tax positions.

In addition, GAAP requires management of the Company to analyze all open tax years, fiscal years 2006 to 2009, as defined by IRS statute of limitations for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended December 31, 2009, the Company did not have a liability for unrecognized tax benefits. The Company has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Customer Transactions

The Company did not hold funds or securities for, or owe funds or securities to, any customers. The Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

3. Transactions with Related Parties

The Company has an expense sharing agreement with RTAM, whereby RTAM has agreed to bear: (1) all distribution expenses of the Company paid to participating organizations in excess of the distribution fees and reimbursements received by the Company from the sponsored mutual funds described in Note 1; and (2) all indirect expenses allocated to the Company. At December 31, 2009, the Company has a related amount due from RTAM that is reflected as "Due from affiliate" in the accompanying statement of financial condition. In addition, RTAM acts as paying agent for the Company with respect to direct operating expenses.

4. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2009, the Company had net capital of $3,267,513 which was $3,166,014 in excess of its required net capital of $101,499. The Company's ratio of aggregate indebtedness to net capital was 0.47 to 1.

5. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company may serve as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against RTD that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

6. Additional Valuation Information

Under the provisions of GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods giving the highest priority to readily available unadjusted quoted prices in an active market for identical assets (Level 1) and the lowest priority to significant unobservable inputs (Level 3) generally when market prices are not readily available or are unreliable. Based on the valuation inputs, the securities or investments are tiered into one of three levels. Changes in valuation methods may result in transfers in and out of an investment's assigned level:

Level 1 - prices determined using quoted prices in an active market for identical securities

Level 2 – prices are determined using other significant observable inputs. Observable inputs are inputs that the other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, and others.

Level 3 – prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in determining the fair value of the securities or investments and would be based on the best available information.

The following is a summary of the tiered valuation input level, as of the end of the reporting period, December 31, 2009. The level assigned to the securities valuations may not be an indication of the risk or liquidity associated with investing in those securities.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash Equivalents	$ -	$ 4,977,358	$ -
	$ -	$ 4,977,358	$ -

7. Subsequent Events

Events and transactions from January 1, 2010 through February 24, 2010 have been evaluated by management for subsequent events. Management has determined that there were no material events that would require disclosure in the Company's financial statement through this date.

Reich & Tang Distributors Inc.

Statement of Financial Condition
December 31, 2009

Reich & Tang Distributors, Inc.

SIPC Supplemental Report
December 31, 2009

Reich & Tang Distributors, Inc.
Index
December 31, 2009

Page(s)

Report of Independent Accountants **1-2**

Transitional Assessment Reconciliation (Form SIPC-7T)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of Reich & Tang Distributors, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Reich & Tang Distributors, Inc. (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B of Form SIPC-7T with the respective cash disbursement records entries, as follows: $150 payment was agreed to the Bank of New York Mellon Cash Register Balance Detail Report on January 22, 2009, check number 74178 provided by the Company's Assistant Controller. No differences were noted. There was no assessment due on page 1, item 2F.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $17,079,123 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, revenues from the distribution of shares of a registered open end investment company, of $17,056,775 to the Net TA Revenues Schedule provided by the Company's Assistant Controller, noting no differences.
    b. Compared deductions on line 8, other revenue not related to the securities business, of $22,348 to the bank statements provided by the Company's Assistant Controller, noting no differences.

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7T, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043429 FINRA DEC 6*6
Reich & TANG Distributors, Inc.
ATTN: Christopher Brancazio
600 Fifth Avenue
New York, NY 10020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Joseph Jerkovich (212) 830-5317

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150-

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150-)
12/31/2008
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reich & TANG Distributors Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Senior VP & Controller
(Title)

Dated the 12 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,079,123
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	17,056,775
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	22,348
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	17,079,123
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø (to page 1 but not less than $150 minimum)